HC Capital Trust Core Fixed Income Portfolio

Amendment No. 1 to the Portfolio Management Agreement

Amendment, made as of December 1, 2012, to the Portfolio Management Agreement dated December 7, 2010 (the “Agreement”) between the HC Capital Trust (formerly known as The Hirtle Callaghan Trust) (the “Trust”), an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Mellon Capital Management Corporation (“Portfolio Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust Core Fixed Income Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement; and

WHEREAS, the Portfolio Manager has agreed to amend the Agreement in a manner that will reduce the fee payable to the Portfolio Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4. Expenses and Compensation. Except for expenses specifically assumed or agreed to be paid by the Portfolio Manager under this Agreement, the Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) interest and taxes; (ii) brokerage commissions and other costs in connection with the purchase and sale of securities or other investment instruments with respect to the Portfolio; and (iii) custodian fees and expenses. For its services under this Agreement, Portfolio Manager shall be entitled to receive a fee, which fee shall be payable monthly in arrears at the annual rate of 0.06% of the average daily net assets of the Account.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC CAPITAL TRUST

/s/ Colette Bull
By: Colette Bull
Title: VP and Treasurer

MELLON CAPITAL MANAGEMENT CORPORATION

/s/ Janet Lee
By: Janet Lee
Title: Director

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